HORIZON LINES, LLC

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

September 27, 2012

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Justin Dobbie

Re:	Horizon Lines, LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed September 17, 2012

File No. 333-183561

Dear Mr. Dobbie:

Please find attached marked page pulls from the proposed Amendment No.2 to Horizon Lines, LLC’s Registration Statement on Form S-4 for your review.